 March 24, 2006

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Hudson Technologies, Inc. (the "Registrant" or "Company")
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005

File No. 1- 13412

Dear Mr. Decker:

The Registrant is responding to the comments contained in your letter dated March 22, 2006 regarding the Company's filings on Form 10-KSB for the fiscal year ended December 31, 2004, and Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.

Item No.	Response
1.

The financial statements contained in the Registrant's Form 10-KSB/A for the fiscal year ended December 31, 2004 will reflect a reclassification to operating income of the $98,000 originally recorded as other income. The Registrant's Form 10-KSB for the fiscal year ended December 31, 2005 will reflect this reclassification as well.

2. & 3.

A) The fair value of the convertible notes was deemed to be the face value of the notes. There were three issuances as follows: $664,317 on 12/20/02, $495,000 on 12/20/02 and $500,000 on 4/15/03. The initial conversion price for the notes was equal to the average closing price of the Company's common stock as reported on the NASDAQ SmallCap Market for the five business days preceding the date of the note.

B) The initial exercise price of the warrants was 110% of the conversion price of the convertible notes on the date of issuance of the convertible notes. The Black Scholes calculation for the original number of warrants of 182,210 was deemed to be approximately $157,500. The underlying assumptions were as follows:

	Warrant term:	5 years
	Dividend Rate:	0%
	Risk Free Interest Rate:	3.50%
	Volatility:	60%

Mr. Rufus Decker

March 24, 2006

Page Two

It should be noted that, after the various adjustments to the notes, the note holders actually received only 163,357 warrants and no adjustment was made to the original Black Scholes calculation.

C) The notes were originally convertible into 1,822,100 shares of common stock at the conversion rate stated in A above. Due to the fact that the fair value of the warrants were deemed to be approximately $157,500, such amount of the proceeds were attributed to the warrants and the face value of the debt was reduced by the $157,500. Consequently, the fair value of the beneficial conversion of the debt was deemed to be approximately $157,500.

It should be noted that, after the various adjustments to the notes, upon conversion, the note holders actually received only 1,745,454 shares of common stock and no adjustment was made to the original calculation of the beneficial conversion feature.

D) The aggregate of the fair value of the warrants and of the beneficial conversion feature was $315,000 and such amount was charged to interest expense in the fiscal year ended 12/31/03.
4.

The Company will file Form 10-KSB/A for the fiscal year ended December 31, 2004, which will reflect a restatement to the Statement of Operations for the fiscal year ended December 31, 2003 to properly account for the Series A Preferred Stock, as requested by your comment No. 4. The amendment will include an explanatory paragraph in the reissued audit opinion; will be in full compliance with APB 20, paragraphs 36 and 37; will fully update all affected portions of the document, including MD&A; and will include updated certifications.

We are anxious to conclude these matters to the staff's complete satisfaction. Given the time and effort already spent by both the SEC 's staff and the Company in resolving the staff's comments, and in light of the fact that the filing deadline for the Company's 2005 10-KSB is only one week away, we would greatly appreciate if the staff could review the Company's responses in a time frame that will allow the Company to incorporate any necessary changes and file its 2005 Form 10-KSB on or before the March 31 deadline. Please do not hesitate to call me if you have any questions at (845) 735-6000 on extension 6015.

Sincerely,

James R. Buscemi

Chief Financial Officer